

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 11, 2018

Mr. Brian S. Davis
Chief Financial Officer
Home Bancshares, Inc.
719 Harkrider, Suite 100
Conway, Arkansas 72032

      Re: Home Bancshares, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2017
               Filed February 27, 2018
               File No. 000-51904

Dear Mr. Davis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Michael Volley

               Michael Volley
               Staff Accountant
               Office of Financial Services